Exhibit 99.4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2020

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income/(loss), other comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 16, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of vessels (including right-of-use assets under operating leases)

Description of the matter

As of December 31, 2020, the carrying value of the Company’s vessels (including right of use assets under operating leases) was $2,682 million. As discussed in Notes 1(i) and 4 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360—Property, Plant and Equipment. If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel (or over the remaining lease term for assets held under operating leases) and compares it to the carrying value. Where the vessel’s carrying value, which includes drydocking costs, exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in the undiscounted net operating cash flows, specifically the charter rates for non-contracted revenue days when forecasting net operating cash flows. These rates are particularly subjective as they involve the development and use of assumptions about the tanker and Liquified Natural Gas (“LNG”) shipping markets through the end of the useful lives of the vessels (or over the remaining lease term for assets held under operating leases) which are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non- contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external market and internal data, such as data from various analysts, historical data for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non- contracted revenue dates. We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. Our procedures also included testing the completeness and accuracy of the data used within the forecasts. We also assessed the adequacy of the disclosures in Notes 1(i) and 4.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 16, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income / (loss), other comprehensive income / (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 16, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 16, 2021

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$160,475	$184,835
Restricted cash	11,296	12,935
Margin deposits (Note 14)	6,153	—
Accounts receivable, net (Note 1(f))	25,273	40,342
Capitalized voyage expenses	1,601	505
Due from related parties (Note 2)	20,786	20,113
Advances and other	18,019	23,282
Vessels held for sale (Note 1(j))	54,000	100,277
Inventories	21,813	13,032
Prepaid insurance and other	1,416	895
Current portion of financial instruments—Fair value (Note 14)	642	798

Total current assets	321,474	397,014

FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	—	287
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	67,110	21,428
LONG TERM RECEIVABLE (Note 4)	27,294	13,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	49,030	61,475
Vessels	3,618,309	3,610,590
Accumulated depreciation	(1,003,197)	(977,339)

Vessels’ Net Book Value	2,615,112	2,633,251

Total fixed assets	2,664,142	2,694,726

DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	32,255	27,648

Total assets	$3,112,275	$3,154,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$232,428	$235,513
Payables	55,291	36,611
Due to related parties (Note 2)	4,003	7,702
Accrued liabilities	40,551	50,873
Unearned revenue	12,623	12,067
Current portion of obligations under operating leases (Note 4)	20,976	7,534
Current portion of financial liability	905	—
Current portion of financial instruments—Fair value (Note 14)	15,263	3,900

Total current liabilities	382,040	354,200

LONG-TERM DEBT, net of current portion (Note 6)	1,267,929	1,298,783
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	46,134	13,894
FINANCIAL LIABILITY, net of current portion	4,243	—
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	30,111	14,907
STOCKHOLDERS’ EQUITY
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2020 and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,625,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2019	16,640	18,650
Common shares, $ 5.00 par value; 35,000,000 shares authorized at December 31, 2020 and December 31, 2019; 19,194,615 shares issued and 18,215,679 shares issued and outstanding at December 31, 2020 and 19,015,721 shares issued and outstanding December 31, 2019, respectively	95,973	95,079
Additional paid-in capital	949,090	992,020
Cost of treasury stock	(9,834)	—
Accumulated other comprehensive loss	(36,994)	(18,353)
Retained earnings	338,800	364,000

Total Tsakos Energy Navigation Limited stockholders’ equity	1,353,675	1,451,396
Non-controlling Interest	28,143	20,923

Total stockholders’ equity	1,381,818	1,472,319

Total liabilities and stockholders’ equity	$3,112,275	$3,154,103

The accompanying notes are an integral part of the consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2020	2019	2018
VOYAGE REVENUES:	$644,135	$597,452	$529,879
EXPENSES:
Voyage expenses	145,267	125,802	125,350
Charter hire expense	21,602	10,822	10,822
Vessel operating expenses	179,205	180,233	181,693
Depreciation and amortization	137,100	139,424	146,798
General and administrative expenses	29,040	27,696	27,032
Loss on sale of vessels (Note 4)	6,451	—	364
Impairment charges (Note 3, 4)	28,776	27,613	65,965

Total expenses	547,441	511,590	558,024

Operating income (loss)	96,694	85,862	(28,145)

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(70,579)	(74,723)	(76,809)
Interest income	1,071	3,694	2,507
Other, net	36	(825)	1,405

Total other expenses, net	(69,472)	(71,854)	(72,897)

Net income (loss)	27,222	14,008	(101,042)
Less: Net (income) loss attributable to the non-controlling interest	(3,220)	1,118	1,839

Net income (loss) attributable to Tsakos Energy Navigation Limited	$24,002	$15,126	$(99,203)

Effect of preferred dividends (Note 10)	(36,579)	(40,400)	(33,763)
Deemed dividend on Series B Preferred Shares (Note 10)	—	(2,750)	—
Deemed dividend on Series C Preferred Shares (Note 10)	(2,493)	—	—
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	(15,070)	(28,024)	(132,966)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(0.80)	$(1.58)	$(7.63)

Weighted average number of shares, basic and diluted	18,768,599	17,751,585	17,422,327

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars)

	2020	2019	2018
Net income (loss)	$27,222	$14,008	$(101,042)

Other comprehensive income (loss)
Unrealized losses from hedging financial instruments
Unrealized loss on interest rate swaps, net	(18,641)	(9,693)	(3,355)

Comprehensive income (loss)	8,581	4,315	(104,397)

Less: comprehensive (income) loss attributable to the non-controlling interest	(3,220)	1,118	1,839

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$5,361	$5,433	$(102,558)

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non-controlling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE December 31, 2017	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138
Adoption of new accounting standard						(1,311)		(1,311)		(1,311)
Net Loss	—	—				(99,203)		(99,203)	(1,839)	(101,042)
Issuance of 9.50% Series F Preferred Shares	6,000		138,280					144,280		144,280
Sale of Common Shares		266	555	(1,019,069)	5,736	(2,046)		4,511		4,511
Cash dividends paid ($0.25 per common share)						(13,096)		(13,096)		(13,096)
Dividends paid on Series B preferred shares						(4,000)		(4,000)		(4,000)
Dividends paid on Series C preferred shares						(4,438)		(4,438)		(4,438)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,637)		(10,637)		(10,637)
Dividends paid on Series F preferred shares						(4,781)		(4,781)		(4,781)
Other comprehensive loss							(3,355)	(3,355)		(3,355)

BALANCE December 31, 2018	$18,025	$87,605	$996,833	0	$0	$400,933	$(8,660)	$1,494,736	$12,041	$1,506,777
Net income (loss)	—	—				15,126		15,126	(1,118)	14,008
Issuance of Series G Convertible Preferred Shares	3,500		30,484					33,984		33,984
Conversion of Series G Convertible Preferred Shares	(875)	2,917	(2,042)
Sale of Common Shares		4,557	11,995	—	—			16,552		16,552
Capital contribution from non-controlling interest									10,000	10,000
Cash dividends paid ($0.25 per common share)						(8,907)		(8,907)		(8,907)
Redemption of Series B Preferred Shares paid	(2,000)		(45,250)			(2,750)		(50,000)		(50,000)
Dividends paid on Series B preferred shares						(3,000)		(3,000)		(3,000)
Dividends paid on Series C preferred shares						(4,438)		(4,438)		(4,438)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,639)		(10,639)		(10,639)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible Preferred Shares						(583)		(583)		(583)
Other comprehensive loss							(9,693)	(9,693)		(9,693)

BALANCE December 31, 2019	$18,650	$95,079	$992,020	0	$0	$364,000	$(18,353)	$1,451,396	$20,923	$1,472,319
Net income (loss)	—	—				24,002		24,002	3,220	27,222
Conversion of Series G Convertible Preferred Shares	(10)	33	(23)
Sale of Common Shares		861	2,600					3,461		3,461
Purchase of Treasury Stock				978,936	(9,834)			(9,834)		(9,834)
Capital contribution from non-controlling interest									4,000	4,000
Cash dividends paid ($0.50 per common share)						(9,379)		(9,379)		(9,379)
Redemption of Series C Preferred Shares paid	(2,000)		(45,507)			(2,493)		(50,000)		(50,000)
Dividends paid on Series C preferred shares						(4,079)		(4,079)		(4,079)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,637)		(10,637)		(10,637)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible Preferred shares						(872)		(872)		(872)
Other comprehensive loss							(18,641)	(18,641)		(18,641)

BALANCE December 31, 2020	16,640	95,973	949,090	978,936	$(9,834)	338,800	(36,994)	1,353,675	28,143	$1,381,818

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars)

	2020	2019	2018
Cash Flows from Operating Activities:
Net income (loss)	$27,222	$14,008	$(101,042)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	127,278	128,783	137,023
Amortization of deferred dry-docking costs	9,822	10,641	9,775
Amortization of loan costs	3,782	4,822	3,992
Interest expense on long term receivable, net	1,932	—	—
Change in fair value of derivative instruments	8,121	(820)	10,295
Loss on sale of vessels	6,451	—	364
Impairment charges	28,776	27,613	65,965
Payments for dry-docking	(16,291)	(12,871)	(14,869)
(Increase) Decrease in:
Receivables, net	19,659	(9,056)	(15,995)
Margin deposits	(6,153)	—	—
Inventories	(8,781)	7,356	(4,095)
Prepaid insurance and other	(521)	178	504
Capitalized voyage expenses	(1,096)	112	20
Increase (Decrease) in:
Payables	14,981	2,415	(12,460)
Accrued liabilities	(10,322)	5,108	2,072
Unearned revenue	556	6,060	(7,604)

Net Cash provided by Operating Activities	205,416	184,349	73,945

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(39,671)	(55,988)	(16,161)
Vessel acquisitions and/or improvements	(148,569)	(46,217)	(1,154)
Proceeds from sale of vessels	93,627	—	17,136

Net Cash used in Investing Activities	(94,613)	(102,205)	(179)

Cash Flows from Financing Activities:
Proceeds from long-term debt	348,903	494,368	352,872
Financing costs	(2,964)	(3,556)	(4,300)
Payments of long-term debt	(383,660)	(556,939)	(508,832)
Sale of treasury stock, net	—	—	4,511
Purchase of treasury stock	(9,834)	—	—
Redemption of Series B preferred shares	—	(50,000)	—
Redemption of Series C preferred shares	(50,000)	—	—
Proceeds from stock issuance program, net	3,461	16,552	—
Proceeds from preferred stock issuance, net	—	33,984	144,280
Cash dividends	(46,708)	(49,309)	(44,444)
Capital contribution from non-controlling interest to subsidiary	4,000	10,000	—

Net Cash used in Financing Activities	(136,802)	(104,900)	(55,913)

Net (decrease) increase in cash and cash equivalents and restricted cash	(25,999)	(22,756)	17,853
Cash and cash equivalents and restricted cash at beginning of period	197,770	220,526	202,673

Cash and cash equivalents and restricted cash at end of period	$171,771	$197,770	$220,526

Interest paid
Cash paid for interest, net of amounts capitalized	$53,813	$70,755	$67,922
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	160,475	184,835	204,763
Restricted cash	11,296	12,935	15,763
Total Cash and cash equivalents and restricted cash	171,771	197,770	220,526

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)

Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude oil and product carriers including five vessels chartered-in and two liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

On July 1, 2020, the Company effected a 1-for-5 reverse stock split of its common shares. In connection with the reverse stock split 33.2 fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and demand for oil which may have a negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for seaborne transportation of oil and oil products which began in the second half of 2020 and any continued decline in demand for seaborne transportation of LNG, and in turn charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)

Other Comprehensive Income (loss): The statement of other comprehensive income (loss), presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive loss on the face of the statement in which the components of other comprehensive income (loss) are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(d)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

(e)

Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)

Accounts Receivable, Net and Credit Losses Accounting: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts ($ nil as of December 31, 2019). Accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2020, the Company has no write offs ($3,218 during 2019) of accounts receivable, deemed uncollectible.

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in an immaterial adjustment in the opening balance of retained earnings. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as Bad debt provisions in the Consolidated Statements of Comprehensive Income (Loss).

The adoption of ASC 326 primarily impacted trade receivables recorded on the Consolidated Balance Sheet. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer- specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

The Company assessed that any impairment of receivables arising from operating leases, i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of receivables arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore be assessed for expected credit losses. No additional allowance was warranted for the year ended December 31, 2020.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

No allowance was recorded on insurance claims as of January 1, 2020 and December 31, 2020, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

(g)

Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

(h)

Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred. Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(i)

Impairment of Fixed Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry- docking costs, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2020, 2019 and 2018, indicated an impairment charge of $ 0, $18,661 and $65,965, respectively (Note 4).

In addition, the Company reviews and tests its right-of use-assets for impairment at each reporting date by comparing their carrying amount with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering three year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2020, indicated no impairment charge.

(j)

Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2020, the Company considered that the suezmax tankers, Arctic and Antarctic met the criteria to be classified as held for sale and are expected to be sold within a year. An impairment charge of $15,326 was recognized in 2020. During 2020, the Company decided to replace the aframax tanker Izumo Princess, which was classified as held for sale as at December 31, 2019, with the aframax tanker Sakura Princess (Note 4). The carrying amount of the aframax tanker Izumo Princess was written down to $22,750 consisting of the lower of its carrying amount, adjusted for any depreciation that would have been recognized had the vessel been continuously classified as held and used and its fair value. As of June 30, 2020, the aframax tanker Sakura Princess was classified as held for sale and its carrying amount was written down to $22,750, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. The impairment charge of $13,450 was recognized for the two aframax tankers Izumo Princess and Sakura Princess in 2020. The Company sold the aframax tanker Sakura Princess during 2020 (Note 4). At December 31, 2019, the Company considered that the suezmax tankers Archangel, Alaska, Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale. An impairment charge of $7,952 was recognized in 2019. There was no impairment charge for vessels previously classified as held for sale in 2018.

(k)

Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/ or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term.

(l)

Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

(m)

Accounting for Leases: The Company adopted Accounting Standards Update 2016-02, Leases (or ASU 2016-02) and ASU No. 2018-11, Leases (ASC 842)—Targeted Improvements, on January 1, 2019, using the optional transition method. In connection with the adoption of ASC 842, the Company elected the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Following the adoption and based on the Company’s analysis, there was no cumulative effect adjustment to the opening balance of retained earnings. The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Sale and Leaseback Transactions: The Company has entered into five sale and leaseback transactions accounted for as operating leases (Note 4). According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement (Note 4). The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs.

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use asset (Note 1(k)).

(n)

Revenue from Contracts with Customers: On January 1, 2018, the Company adopted ASC 606 – Revenue from Contracts with Customers, using the modified retrospective method only to contracts that were not completed at January 1, 2018. Its adoption mainly changed the method of recognizing revenue over time for voyage charters from the discharge-to-discharge method to the loading-to- discharge method. The adoption of the new accounting standard resulted in a cumulative adjustment of $1,311 in the opening balance of the retained earnings for the fiscal year of 2018. The Company has decided to apply the optional exemption not to disclose the value of the undelivered performance obligations for contracts with an original expected length of one year or less.

Accounting for Revenue and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter or time charter agreements (including profit sharing clauses).

Voyage charters and contracts of affreightment: Voyage charters, are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $259,015, $215,197 and $184,779 for the years ended December 31, 2020, 2019 and 2018, respectively. At December 31, 2020 and 2019, receivables from voyage charters and contracts of affreightment amounted to $21,268 and $26,222 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time charters and Bareboat revenues: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

determined in the charter agreement and the relevant voyage expenses (i.e. port dues, canal tolls, pilotages and fuel consumption) burden the charterer. The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842 (Note 1 (m)).

The charterer may charter the vessel with or without the owner’s crew and other operating services (time and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

Profit sharing contracts are accounted for as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Revenues from time and bareboat charter hire arrangements amounted to $385,120, $382,255 and $345,100 for the years ended December 31, 2020, 2019 and 2018, respectively.

Revenues generated from time charter and bareboat arrangements are usually collected in advance.

Voyage related and vessel operating costs: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time- charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided. It primarily relates to charter hire paid in advance and to revenue resulting from charter agreements with varying rates.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Customers’ concentration: Voyage revenues for 2020, 2019 and 2018 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2020	2019	2018
A	12%	13%	15%
B	9%	11%	10%
C	9%	10%	10%

(o)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two LNG carriers which meet the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(p)

Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income (loss) as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive loss and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

On January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the consolidated financial statements, and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate, as further amended through ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”. The amendments have been adopted on a prospective basis for qualifying new or re-designated hedging relationships entered into on or after the date of adoption. The adoption of this new accounting guidance had no effect on the Company’s consolidated financial statements.

(q)

Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14).

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing U.S. GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

(r)

Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

(s)

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(t)

Accounting for transactions under common control: Common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for such transactions at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

(u)

Net Income (Loss) Per Share Attributable to Common Stockholders: The Company computes net income (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s Series G Convertible Preferred Shares (Note 8) are participating securities. Any remaining earnings would be distributed to the holders of common shares and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

New Accounting Pronouncements—Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)”, which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

reference rates. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments    in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated    financial statements and related disclosures. As of December 31, 2020, the Company has not yet elected any optional expedients provided in the standard.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share (“EPS”) calculations for convertible instruments by requiring that (1) an entity use the if- converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

2.	Transactions with Related Parties

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. In 2020, 2019 and 2018, the monthly fees for operating conventional vessels were $27.5 apart from the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I and the VLCC Millennium until April 11, 2018, the date of vessel’s sale, which are managed by a third-party manager. Monthly fees for third-party managed vessels amounted to $27.7 for 2020 and $27.5 for both 2019 and 2018. Chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees are $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $37.3 for 2020 and $36.9 for both 2019 and 2018. The Management Company, for services rendered, charged $20,271, $20,147 and $20,169 for 2020, 2019 and 2018, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2020, 2019 and 2018, an award of $1,500, $500 and $200, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). In addition, special awards of $1,500 and $750 were paid to the Management Company in relation to newbuilding program in 2020 and capital raising offerings in 2018, respectively. These awards have been included as an additional newbuilding cost in 2020 and a deduction of additional paid-in capital in 2018, in the accompanying consolidated financial statements, respectively.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2020, are $20,912 for 2021, $21,186 for 2022, $20,790 for each of the years 2023 and 2024, $20,329 for 2025 and $97,175 from 2026 to 2030.

Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2020, 2019 and 2018. These fees in total amounted to $740, $850 and $245 for 2020, 2019 and 2018, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

At December 31, 2020, the amount due from the Management Company was $93 ($197 due to the Management Company at December 31, 2019).

(b)

Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TCM for services rendered charged $1,327, $2,038 and $2,389 for 2020, 2019 and 2018, respectively.

At December 31, 2020, the amount due from TCM was $20,693 ($20,113 at December 31, 2019), relating to vessel operating expenses to be incurred in the following month.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2020, the suezmax tanker Silia T. and the handysize tanker Didimon were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.2 million in total, representing 1.0% of the sale price of each vessel. In 2019 there were no such sale and purchase charges. In 2018, the VLCC tanker Millennium was sold and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million, which was 0.5% of the sale price of the vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. In 2019 and 2018, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping for services rendered charged $8,060, $7,405 and $6,580 for 2020, 2019 and 2018, respectively. At December 31, 2020, the amount due to Tsakos Shipping was $1,376 ($1,386 at December 31, 2019). There is also at December 31, 2020, an amount of $317 ($350 at December 31, 2019) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $9,480, $9,519 and $9,799 for 2020, 2019 and 2018, respectively. At December 31, 2020, the amount due to Argosy was $2,190 ($5,705 at December 31, 2019). There is also at December 31, 2020, an amount of $1 ($18 at December 31, 2019) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e)

AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $4,380, $5,617, and $5,345 for 2020, 2019 and 2018, respectively.

At December 31, 2020, the amount due to AirMania was $437 ($420 at December 31, 2019).

3.	Long-term Investments

At December 31, 2020 and 2019, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management performed a

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

qualitative assessment considering impairment indicators and evaluated that the investment was fully impaired in 2019. The impairment charge of $1,000 is included in “Impairment Charges” in the accompanying 2019 Consolidated Statements of Comprehensive Income (Loss). No income was received from this investment during 2020, 2019 and 2018.

4.	Vessels

Acquisitions

On January 7, 2020, September 21, 2020 and November 10, 2020, the Company took delivery of the newbuilding aframax tanker, Caribbean Voyager and the suezmax tankers, Apollo Voyager and Artemis Voyager, respectively, for an aggregate of $197,845. On October 21, 2019, the Company took delivery of its newbuilding aframax tanker Mediterranean Voyager for $51,980.

Sales

In 2020, the Company sold its suezmax tanker, Silia T (previously classified as held for sale), its handysize vessel, Didimon, and its aframax tanker Sakura Princess, for net proceeds of $93,627 in total, realizing a total net loss of $6,451 The net losses from the sale of the vessels are separately reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

There were no vessel sales in 2019.

Sale and Leaseback

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there is a seller’s credit of $13,000 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2020 and 2019, the Company has assessed the recoverability of the seller’s credits and there was no indication of impairment.

As at December 31, 2020, the Company recognized on its consolidated balance sheet a right-of-use asset of $14,479 for the aframax tanker Sakura Princess, $37,329 for the two suezmaxes Archangel and Alaska and $15,302 for the two suezmaxes, Eurochampion 2004 and Euronike, respectively, based on the present value of the future minimum lease payments and a corresponding obligation under operating leases for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 5.45% for the sale and leaseback agreement each of the two suezmaxes, Eurochampion 2004 and Euronike, 4.41% for the sale and leaseback agreement each of the two suezmaxes, Archangel and Alaska and 3.15% for the sale and leaseback agreement of the aframax, Sakura Princess and the respective weighted average remaining lease term was 1.97, 4.02 and 4.97 years, respectively, as at December 31, 2020 and 2.98 years December 31, 2019. As at December 31, 2020 and 2019, both the right-of use asset and the corresponding obligation under operating leases were $67,110 (current portion $20,976 and non-current portion $46,134) and $21,428 (current portion $7,534 and non-current portion $13,894), respectively.

Year	Lease Commitment
2021	$23,942
2022	23,908
2023	14,904
2024	14,904
2025	4,248

Minimum net lease payments	$81,906
Less: Present value discount	(9,648)

Total Obligations under operating leases and Financial liability (current and non-current portion)	$72,258

The Company has subleased all five vessels and has recognized sublease revenue, net of voyage expenses of $29,355, $15,408 and $11,599 for the years ended December 31, 2020, 2019 and 2018, respectively.

Impairment

As of December 31, 2020, the Company reviewed the carrying amount in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction. This review indicated that such carrying amount was not fully recoverable for two of the Company’s vessels classified as held for sale (Note 1(j)); Arctic and Antarctic. Consequently, the carrying value of two vessels totaling $69,326 was written down to $54,000 based on the lower of the carrying amounts and Level 1 inputs indicative of the vessels’ sales prices less cost to sell. The resulting impairment charge was $15,326. During 2020, the Company impaired two of its aframax tankers Izumo Princess and Sakura Princess for a total charge of $13,450 (Note 1j). In 2019, there was an impairment charge of $26,613 relating to

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess, Archangel and Alaska. In 2018, there was an impairment charge of $65,965 relating to Silia T, Byzantion, Bosporos, Selini and Salamina plus an advance for a construction later abandoned. Impairment charges are being reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

5.	Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $27,021 and $27,648 at December 31, 2020 and 2019, respectively. Leasehold improvements for the two suezmaxes Eurochampion 2004 and Euronike amounted to $5,234 at December 31, 2020. Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive Income (Loss).

6.	Long –Term Debt

Facility	2020	2019
Term Bank Loans	1,509,794	1,544,551
Less loan costs, net	(9,437)	(10,255)

Total long-term debt	1,500,357	1,534,296
Less current portion of debt	(235,082)	(238,351)
Add deferred finance costs, current portion	2,654	2,838

Total long-term portion, net of current portion and deferred finance costs	1,267,929	1,298,783

Term loan balances outstanding at December 31, 2020, amounted to $1,509,794. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between August 2021 and November 2030. Interest rates on the outstanding loans as at December 31, 2020, are based on London interbank offered rate (“LIBOR”) plus a spread.

On January 9, 2020, the Company prepaid the amount of $26,815 to lenders due to sale of the two suezmax tankers, Archangel and Alaska.

On February 3, 2020, the Company prepaid the amount of $10,660 to lenders due to sale of its suezmax tanker Silia T.

On March 19, 2020, the Company signed a new five-year loan agreement amounting to $16,800 to refinance the existing loan of two vessels, the handysize Byzantion and Bosporos. On April 14 and April 16, 2020, the Company prepaid the amount of $17,558 and drew down the amount of $16,380, respectively. The new loan is repayable in ten semi-annual installments of $1,365, commencing six months after the drawdown date, plus a balloon of $2,730 payable together with the last installment.

On March 20, 2020, the Company signed a new four and a half-year amended agreement on the loan dated May 31, 2019, for $2,438 top-up tranche to existing loan for the financing of four vessels, the panamax tankers, Maya, Inca, Selini and Salamina. The top-up tranche was drawn on April 14, 2020 and is repayable in nine semi-annual installments of $146 and $75 commencing on May 29, 2020 and June 15, 2020, plus a balloon of $449 payable together with the last installment.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On March 25, 2020, the Company signed a new five-year loan agreement amounting to $40,000 to refinance the existing loan of its aframax tanker, Marathon TS. The amount of $39,800 was drawn on March 27, 2020 and the amount of $31,890 was prepaid on the same date. The new loan is repayable in ten semi-annual installments of $1,244, commencing six months after the drawdown date, plus a balloon of $27,360 payable together with the last installment.

On April 3, 2020, the Company signed an amended agreement on the loan dated August 22, 2014, for a $3,789 top-up tranche to the existing loan for the financing of its aframax tanker Stavanger TS. The related amount was drawn on April 15, 2020 and is repayable in nine semi-annual installments of $324 commencing nine months after the drawdown date, plus a balloon of $873 payable together with the last installment.

On June 23, 2020, the Company prepaid the amount of $6,238 to lenders due to sale of the handysize tanker Didimon.

On July 31, 2020, the Company signed a new six-year loan agreement amounting to $37,500 to refinance the existing loan of its aframax tanker Bergen TS. On August 6, 2020, the Company drew down $37,125 and prepaid the amount of $34,031 on the same date. The new loan is repayable in twelve semi-annual installments of $1,326, commencing six months after the drawdown date, plus a balloon of $21,213 payable together with the last installment.

On July 17, 2020, the Company signed a new two-year loan agreement amounting to $27,750 relating to the pre-delivery partial financing of the LNG carrier under construction Hull 3157. On September 24, 2020, an amount of $13,875 was drawn down to partly finance the third yard installment. The loan is repayable in a single bullet payment upon the delivery of the vessel which is expected towards the end of 2021.

On September 9, 2020, the Company signed a new five-year loan agreement amounting to $47,000 to refinance two existing loans for the panamax tanker, Andes and for the two aframax tankers Izumo Princess, Asahi Princess and the handysize tanker Aegeas. On September 16 and 17, 2020, the Company drew down the amount of $45,500 and prepaid the total amount of $29,169 on September 17, 2020. The new loan is repayable in ten semi-annual installments of $4,550, commencing six months after the drawdown date.

On November 13, 2020, the Company signed a new five-year loan agreement amounting to $70,000 to refinance the existing loan for the aframax tanker Sapporo Princess, the two panama tankers Socrates, Selecao and a part of the existing loan for the two panamax tankers World Harmony and Chantal. On November 16, 2020, the Company drew down the amount of $67,305 and prepaid the amount of $56,305 on November 17, 2020. The new loan is repayable in ten semi-annual installments of $5,608, commencing six months after the drawdown date, plus a balloon of $11,225 payable together with the last installment.

On January 15, 2021, the Company signed a new five-year and three-months loan agreement amounting to $44,500 to refinance the existing loan for the aframax tankers Maria Princess, Nippon Princess, and Ise Princess. On January 22, 2021, the Company drew down $44,500 and prepaid the total amount of $36,488. The new loan is repayable in ten semi-annual installments of $4,045.5, commencing three months after the drawdown date plus a last installment of $4,045.

On December 21, 2020, the Company prepaid the amount of $10,217 to lenders due to sale of its aframax tanker Sakura Princess.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2020, interest rates on the term bank loans ranged from 1.70% to 2.73%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2020	2.88%
Year ended December 31, 2019	4.41%
Year ended December 31, 2018	4.21%

Loan movements for credit facilities and term loans throughout 2020:

Loan	Origination Date	Original Amount	Balance at January 1, 2020	New Loans	Prepaid	Repaid	Balance at December 31, 2020
12-year term loan	2009	40,000	16,250	—	13,750	2,500	—
8-year term loan	2011	73,600	67,266	—	—	6,406	60,860
6-year term loan	2014	193,239	33,394	—	—	2,473	30,921
6-year term loan	2014	78,744	68,256	—	65,921	2,335	—
8-year term loan	2014	39,954	34,960	3,789	—	1,249	37,500
5-year term loan	2015	35,190	29,325	—	—	1,955	27,370
7-year term loan	2015	35,190	28,592	—	—	2,199	26,393
7-year term loan	2015	39,900	25,391	—	—	3,627	21,764
5-year term loan	2015	82,775	46,561	—	37,922	8,639	—
6-year term loan	2015	46,217	27,729	—	23,109	4,620	—
7-year term loan	2015	44,800	33,600	—	—	3,200	30,400
12-year term loan	2016	309,824	230,932	—	—	21,502	209,430
71/2-year term loan	2017	85,000	73,667	—	—	5,667	68,000
4-year term loan	2017	122,500	76,720	—	71,964	4,756	—
6-year term loan	2018	80,000	68,765	—	—	7,490	61,275
5-year term loan	2018	180,000	127,892	—	—	23,122	104,770
5-year term loan	2018	44,000	39,300	—	10,217	4,700	24,383
5-year term loan	2018	48,650	42,569	—	—	6,081	36,488
8-year term loan	2018	82,752	56,892	25,860	—	3,448	79,304
5-year term loan	2018	62,500	59,500	—	—	6,000	53,500
6-year term loan	2019	88,150	69,520	—	—	8,716	60,804
5-year term loan	2019	38,250	35,063	2,438	—	6,819	30,682
4-year term loan	2019	26,000	26,000	—	—	5,200	20,800
7-year term loan	2019	56,352	6,979	49,373	—	—	56,352
4.5-year term loan	2019	54,387	6,733	47,458	—	—	54,191
7-year term loan	2019	72,000	72,000	—	—	4,800	67,200
5-year term loan	2019	71,036	69,695	—	—	5,082	64,613
5-year term loan	2019	36,000	36,000	—	—	2,400	33,600
5-year term loan	2019	35,000	35,000	—	—	3,182	31,818
5-year term loan	2020	16,800	—	16,380	—	1,365	15,015
2-year term loan	2020	27,750	—	13,875	—	—	13,875
5-year term loan	2020	70,000	—	67,305	—	—	67,305
5-year term loan	2020	40,000	—	39,800	—	1,244	38,556
6-year term loan	2020	37,500	—	37,125	—	—	37,125
5-year term loan	2020	47,000	—	45,500	—	—	45,500

Total			1,544,551	348,903	222,883	160,777	1,509,794

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship- owning subsidiaries and in certain cases of the holding company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $111,969 at December 31, 2020 and $104,979 at December 31, 2019, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,600. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2020, the Company and its wholly owned subsidiaries had thirty loan agreements, totaling $1,509,794. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2020.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2020, are as follows:

Year	Amount
2021	235,082
2022	175,061
2023	262,174
2024	295,271
2025	210,743
2026 and thereafter	331,463

Total	1,509,794

7.	Interest and Finance Costs, net

	2020	2019	2018
Interest expense	50,611	69,980	72,191
Less: Interest capitalized	(996)	(1,018)	(252)

Interest expense, net	49,615	68,962	71,939
Interest swaps termination cash settlements non-hedging	—	—	(477)
Bunker swap, put and call options cash settlements	7,568	1,469	(9,857)
Bunker put options premium	1,246	—	—
Amortization of loan costs	3,782	4,822	3,992
Bank charges	277	240	405
Discount of long-term receivables	2,435	—	—
Change in fair value of non-hedging financial instruments	5,656	(770)	10,807

Net total	70,579	74,723	76,809

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2020, the Company was committed to eleven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $560,059, maturing from April 2023 through October 2027, on which it pays fixed rates averaging 1.87% and receives floating rates based on the six-month LIBOR (Note 14).

The interest rate swap agreements are designated and qualified as cash flow hedges, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

The fair values of such financial instruments as of December 31, 2020 and 2019, in aggregate amounted to $36,183 (negative) and $14,832 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2020, that is expected to be reclassified into earnings within the next twelve months is $8,450.

At December 31, 2019, the Company held one interest rate swap that did not meet hedge accounting criteria, which was expired on July 7, 2020. At December 31, 2020, the Company did not have non-hedging interest rate swaps. During 2018, the Company discontinued as a cash flow hedge, one hedging interest rate swap, associated with a secured term loan facility, which was part of the refinancing of debt approaching maturity relating to the vessels Euro and Sakura Princess. Upon completion of the refinancing on December 20, 2018, the hedge no longer met the criteria for hedge accounting as it was no longer highly effective, and it was determined by management that the future cash flows associated with the repayment of the new financing were not probable of occurring. The fair value of the non-hedging swap as of December 31, 2019 amounted to $187 (negative). As such, the changes in its fair value during 2020 and 2019 amounting to $187 (positive) and $(149) (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2020, the Company entered into six put option agreements and paid a net premium of $1,246. The fair values of those put option agreements amounted to $207 (positive) as at December 31, 2020.

At December 31, 2019, the Company held one call option agreement in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels which expired at December 31, 2020. The value of the call option at December 31, 2019 was $147 (positive). The changes in the fair value during 2020 and 2019 amounting to $(146) (negative) and $(203) (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table. In November 2018, the Company entered into two call option agreements, with an exercise date in 2019 and through 2020, for a total premium of $1,602.

During 2020 and 2019, the Company held eighteen and twenty-five bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2020 and 2019 was $(8,755) (negative) and $(2,850) (negative), respectively. The change in the fair values as of December 31, 2020 and December 31, 2019, was $(5,904) (negative) and $1,122 (positive), respectively.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. In November 2018, the Company entered into early termination agreements of the three bunker swap agreements with expiring dates September 2019 and October 2019. Total cash received from those swaps’ terminations amounted to $1,470. The change in their fair value during 2018 was $(3,264) (negative).

In 2020, the Company recognized a discount on its lease liability (Note 4) amounting to $2,435. No discount was recognized in 2019 and 2018.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity

In 2020, the Company issued 172,227 common shares for net proceeds of $3,461. In 2019, the Company issued 911,459 common shares for net proceeds of $16,552. In 2018, the Company sold 203,814 common shares from its treasury stock and issued 53,199 common shares for net proceeds of $4,511.

On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50,000. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

In 2020, the Company acquired as treasury stock 978,936 common shares for a total amount of $9,834 and did not purchase any preferred shares. No common or preferred share repurchases were made by the Company in 2019, 2018 or 2017.

On June 22, 2020, the Company announced a one-for-five (1-for-5) reverse stock split of the Company’s common shares which was approved by its shareholders at the annual meeting on May 28, 2020. The reverse split became effective on July 1, 2020. The par value of each common share was adjusted from $1.00 per common share to $5.00 per common share. The reverse share split affected all common shares and reduced the number of authorized common shares from 175,000,000 to 35,000,000 and the number of outstanding common shares of the Company from 94,005,410 to 18,801,108 as of July 1, 2020. No fractional shares were issued in connection with the reverse split. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

On October 30, 2020, the Company redeemed all of its 2,000,000 Series C Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.5547 per share, declared on September 30, 2020. The difference between the carrying value and the fair value of the Series C Preferred Shares, amounting to $2,493, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2020 (Note 10).

On July 30, 2019, the Company redeemed all of its 2,000,000 Series B Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.50 per share, declared on June 28, 2019. The difference between the carrying value and the fair value of the Series B Preferred Shares, amounting to $2,750, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2019 (Note 10).

In September 2019, the Company entered into a share purchase agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Convertible Preferred Shares”), at a purchase price of $10.00 per share, raising $33,984, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company.

The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares. The Company may also redeem in full or in part the Series G Convertible Preferred Shares prior to September 1, 2020, for cash, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels. The Company did not exercise the redemption option as of December 31, 2020.

The Series G Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series G Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series G Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series G Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative, but that the value of the derivative was zero due to the expectations under which the call option would be exercised. On September 1, 2020 the redemption call option expired unexercised.

On December 23, 2019 and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares converted into 583,333 and 6,667 common shares, respectively.

The holders of the Series G Convertible Preferred Shares generally do not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company may not adopt any amendment to its memorandum of association or bye-laws that materially or adversely alters or affects the preferences, powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021, or, if earlier, the delivery date of the last of the Company’s newbuilding conventional tankers Mediterranean Voyager, Caribbean Voyager, Apollo Voyager and Artemis Voyager (the “Redemption Date”), subject to certain limitations, outstanding Series G Convertible Preferred Shares having a redemption price of up to $35,000 will be mandatorily exchanged for preferred shares (the “Shyris Shipping Preferred Shares”) to be issued by the subsidiary of the Company that will own such crude oil tankers after receipt of requisite approvals (Shyris Shipping). The redemption price at which the Series G Convertible Preferred Shares will be exchanged will be the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. To the extent certain limitations result in less than $35,000 of Shyris Shipping Preferred Shares being issued on the Redemption Date, Series G Convertible Preferred Shares with an aggregate redemption price equal to such shortfall will remain subject to redemption prior to

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

the fifth anniversary of the share purchase agreement. After such time, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate or be redeemed for Shyris Shipping Preferred Shares. Any other Series G Convertible Preferred Shares not exchanged for Shyris Shipping Preferred Shares on the Redemption Date will automatically convert on such date into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). The Series G Convertible Preferred Shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping. On October 8, 2020, the Company, with the consent of the sole holder of the Series G Convertible Preferred Shares, amended the Certificate of Designations, whereby the Redemption Date was set at February 1, 2021.

On February 1, 2021, the Company redeemed 1,798,651 Series G Redeemable Convertible Perpetual Preferred Shares in exchange for 1,900,000 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A., par value $0.001 per share, each with a liquidation preference of $10.00 per share, representing the full mandatory redemption price of $10.56 per Series G Convertible Preferred Share ($19,000,000 in the aggregate) payable for the number of Series G Convertible Preferred Shares.

On July 10, 2018, the Company completed an offering of 6,000,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $144,280, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference.

9.	Accumulated other comprehensive loss

In 2020, Accumulated other comprehensive loss increased to $36,994 ($18,353 in 2019) mainly due to unrealized losses from hedging financial instruments of $18,641 (losses of $9,693 and $3,355 in 2019 and 2018, respectively).

10.	Loss per Common Share

The Company calculates basic and diluted net loss per share in conformity with the two-class method required for companies with participating securities. The Company considered all series of redeemable convertible preferred shares to have been participating securities as the holders were entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend was paid on common shares. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred shares as the holders of redeemable convertible preferred shares do not have a contractual obligation to share in losses.

Under the two-class method, basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net loss per share:

Numerator

	2020	2019	2018
Net income (loss) attributable to Tsakos Energy Navigation Limited	$24,002	$15,126	$(99,203)
Preferred share dividends, Series B	—	(3,000)	(4,000)
Preferred share dividends, Series C	(3,328)	(4,438)	(4,438)
Preferred share dividends, Series D	(7,492)	(7,492)	(7,492)
Preferred share dividends, Series E	(10,637)	(10,637)	(10,637)
Preferred share dividends, Series F	(14,250)	(14,250)	(7,196)
Preferred share dividends, convertible Series G	(872)	(583)	—
Deemed dividend on Series B preferred shares	—	(2,750)	—
Deemed dividend on Series C preferred shares	(2,493)	—	—
Net loss attributable to common stockholders	(15,070)	(28,024)	(132,966)

Denominator Weighted average common shares outstanding	18,768,599	17,751,585	17,422,327

Basic and diluted loss per common share	$(0.80)	$(1.58)	$(7.63)

For purposes of this calculation, potential redeemable convertible preferred shares of 1,743,607 and 620,091 for the year ended December 31, 2020 and December 31, 2019, respectively, are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented.

11.	Non-controlling Interest in Subsidiary

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya and Inca, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 8.6% of the Company’s 2020 revenue (6.2% in 2019 and 7.5% in 2018) was generated by Flopec.

In April 2020, Mare Success S.A. increased its paid-in-capital by $8,163 of which $4,163 constituted the 51% portion contributed by the Company and the $4,000 constituted the 49% portion contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the handysize tankers, Byzantion and Bosporos. This transaction did not affect vessels’ carrying values on a consolidated basis.

In June 2019, Mare Success S.A increased its paid-in capital by $20,408, of which $10,408 constituted the 51% portion contributed by the Company and the $10,000 constituted the 49% portion contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax tankers, Selini and Salamina. This transaction did not affect vessels’ carrying values on a consolidated basis.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Commitments and Contingencies

As at December 31, 2020, the Company had under construction one shuttle tanker and one LNG carrier.

The total contracted amount remaining to be paid for the two vessels under construction plus the extra costs agreed as at December 31, 2020, were $237,436. The amount of $172,110 is due to be paid in 2021 and the amount of $65,326 in 2022.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company began investigating these matters. The Company is always committed to doing business in accordance with anti-corruption laws and is cooperating with these agencies.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2020, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2021	$239,257
2022	181,234
2023	144,072
2024	114,125
2025 to 2028	209,866

Minimum charter revenues	$888,554

These amounts do not assume any off-hire.

13.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14.	Financial Instruments

(a)

Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable long-term receivable and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables, accounts payable and due from(to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

The fair values of the interest rate swap agreements, bunker swap agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2020 and 2019, are as follows:

	2020		2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	160,475	160,475	184,835	184,835
Restricted cash	11,296	11,296	12,935	12,935
Margin deposits	6,153	6,153	—	—
Long-term receivables	27,294	27,294	13,000	13,000
Financial liability	(5,148)	(5,148)	—	—
Debt	(1,509,794)	(1,509,794)	(1,544,551)	(1,544,551)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2020, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $6,153, ($nil as of December 31, 2019), which is recorded within margin deposits in the Consolidated Balance Sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Consolidated Statements of Comprehensive Income (Loss) or in the Consolidated Balance Sheets, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments— Fair value	—	131	11,095	3,024

	Financial instruments—Fair Value, net of current portion	—	260	25,088	12,199

Subtotal		—	391	36,183	15,223

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	—	121

	Financial instruments—Fair Value, net of current portion	—	—	—	66

Bunker swaps	Current portion of financial instruments—Fair value	255	520	3,988	755

Bunker swaps	Financial instruments—Fair Value, net of current portion	—	27	5,023	2,642

Bunker put options	Current portion of financial instruments—Fair value	387	—	180	—

Bunker call options	Current portion of financial instruments—Fair value	—	147	—	—

Subtotal		642	694	9,191	3,584

Total derivatives		642	1,085	45,374	18,807

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location
Derivative		Amount
		2020	2019	2018
Interest rate swaps		(25,054)	(9,938)	(4,316)

Total		(25,054)	(9,938)	(4,316)

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2020	2019	2018
Interest rate swaps	Depreciation expense	(189)	(189)	(189)
Interest rate swaps	Interest and finance costs, net	(6,224)	(56)	(772)

Total		(6,413)	(245)	(961)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Income (Loss) as of December 31, 2020, 2019 and 2018, was $36,994, $18,353 and $8,660 respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location
Derivative		Amount
		2020	2019	2018
Interest rate swaps	Interest and finance costs, net	187	(149)	(39)
Bunker swaps	Interest and finance costs, net	(14,312)	1,122	(1,142)
Bunker put options	Interest and finance costs, net	(271)	—	—
Bunker call options	Interest and finance costs, net	(74)	(1,672)	231

Total		(14,470)	(699)	(950)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2020 and 2019, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2020	December 31, 2019
Interest rate swaps	(36,183)	(15,019)
Bunker swaps	(8,755)	(2,850)
Bunker put options	207	—
Bunker call options	—	147

	(44,731)	(17,722)

15.	Subsequent Events

a)	On February 1, 2021, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

b)	On March 1, 2021, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

c)	On March 1, 2021, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

d)	On March 9, 2021, the Company agreed the terms for the pre- and post-delivery financing for its shuttle tanker under construction, expected to be delivered in the second quarter of 2022.

e)	On March 9, 2021, the Company drew down $13,875 for the pre-delivery financing of the LNG carrier under construction, under a loan agreed July 17, 2020.

f)	On March 24, 2021, the Company declared a dividend of $0.10 per common share payable in June 2021.

g)	On April 7, 2021, the Company declared a dividend of $0.59375 per share for its Series F Preferred Shares payable on April 30, 2021.